UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-40590

F45 TRAINING HOLDINGS INC.

(Exact name of registrant as specified in its charter)

3601 South Congress Avenue, Building E

Austin, Texas, 78704

(737) 787-1955

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.00005 par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, $0.00005 par value per share: 23 holders

Pursuant to the requirements of the Securities Exchange Act of 1934, F45 Training Holdings Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 7, 2023	F45 TRAINING HOLDINGS INC.

	By:	/s/ Patrick Grosso
	Name:	Patrick Grosso
	Title:	Interim Chief Financial Officer